B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Gold revenue	$310,783	$280,044	$841,978	$820,514

Cost of sales
Production costs	(90,526)	(99,566)	(278,676)	(268,100)
Depreciation and depletion	(65,977)	(69,736)	(183,589)	(188,986)
Royalties and production taxes	(22,034)	(18,771)	(57,540)	(55,144)
Total cost of sales	(178,537)	(188,073)	(519,805)	(512,230)

Gross profit	132,246	91,971	322,173	308,284

General and administrative	(10,551)	(11,181)	(36,999)	(31,608)
Share-based payments (Note 10)	(3,414)	(7,920)	(13,450)	(13,763)
Impairment of long-lived assets (Note 7)	—	—	—	(18,186)
Write-down of mineral property interests	(972)	(499)	(2,324)	(499)
(Provision for) recovery of non-recoverable input taxes	(185)	1,459	370	1,068
Community relations	(1,277)	(1,250)	(2,420)	(2,699)
Foreign exchange gains	2,274	2,724	3,524	4,521
Other	(2,495)	1,019	(2,533)	(971)
Operating income	115,626	76,323	268,341	246,147

Unrealised (loss) gain on fair value convertible notes	—	(1,441)	—	10,651
Interest and financing expense	(7,123)	(7,316)	(21,640)	(23,619)
(Loss) gain on derivative instruments	(4,156)	4,001	(824)	12,120
Other	(61)	600	(564)	275
Income from continuing operations before taxes	104,286	72,167	245,313	245,574

Current income tax, withholding and other taxes (Note 14)	(34,681)	(25,065)	(84,373)	(85,064)
Deferred income tax expense (Note 14)	(19,684)	(7,779)	(30,783)	(27,428)
Net income from continuing operations	49,921	39,323	130,157	133,082

Income (loss) from discontinued operations (Note 4)	15,662	(23,287)	3,271	(38,285)
Net income for the period	$65,583	$16,036	$133,428	$94,797

Attributable to:
Shareholders of the Company	$55,769	$10,598	$115,968	$87,886
Non-controlling interests	9,814	5,438	17,460	6,911
Net income for the period	$65,583	$16,036	$133,428	$94,797

Earnings per share from continuing operations (attributable to shareholders of the Company) (Note 10)
Basic	$0.04	$0.03	$0.11	$0.13
Diluted	$0.04	$0.03	$0.11	$0.11

Earnings per share (attributable to shareholders of the Company) (Note 10)
Basic	$0.05	$0.01	$0.11	$0.09
Diluted	$0.05	$0.01	$0.11	$0.07

Weighted average number of common shares outstanding (in thousands) (Note 10)
Basic	1,019,307	988,795	1,009,753	985,226
Diluted	1,031,301	999,347	1,018,606	1,063,901
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Net income for the period	$65,583	$16,036	$133,428	$94,797

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	—	(14)	—	(160)
Unrealized (loss) gain on investment (Note 6)	(127)	85	1,235	(4,341)
Other comprehensive (loss) income for the period	(127)	71	1,235	(4,501)
Total comprehensive income for the period	$65,456	$16,107	$134,663	$90,296

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(127)	$71	$1,235	$(4,501)
Non-controlling interests	—	—	—	—
	$(127)	$71	$1,235	$(4,501)

Total comprehensive income attributable to:
Shareholders of the Company	$55,642	$10,669	$117,203	$83,385
Non-controlling interests	9,814	5,438	17,460	6,911
	$65,456	$16,107	$134,663	$90,296

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
Operating activities
Net income from continuing operations for the period	$49,921	$39,323	$130,157	$133,082
Mine restoration provisions settled	—	—	(124)	—
Non-cash charges, net (Note 15)	101,229	76,097	220,519	204,560
Changes in non-cash working capital (Note 15)	(14,033)	17,244	(44,772)	16,057
Changes in long-term value added tax receivables	408	4,020	325	1,274
Cash provided by operating activities of continuing operations	137,525	136,684	306,105	354,973
Cash provided by operating activities of discontinued operations	30,309	6,552	40,963	21,750
Cash provided by operating activities	167,834	143,236	347,068	376,723

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 9)	—	200,000	(5,574)	225,000
Repayment of revolving credit facility (Note 9)	(75,000)	(25,000)	(100,000)	(175,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 9)	—	—	3,463	28,848
Repayment of equipment loan facilities (Note 9)	(5,854)	(7,291)	(18,233)	(20,463)
Interest and commitment fees paid	(5,897)	(5,291)	(18,166)	(26,163)
Common shares issued for cash on exercise of stock options (Note 10)	35,443	5,550	63,613	15,457
Principal payments on lease arrangements (Note 2)	(803)	—	(2,304)	—
Restricted cash movement	(270)	—	(1,524)	(1,379)
Other	—	(169)	—	(389)
Cash (used) provided by financing activities of continuing operations	(52,381)	167,799	(78,725)	45,911
Cash used by financing activities of discontinued operations	(42)	(181)	(324)	(801)
Cash (used) provided by financing activities	(52,423)	167,618	(79,049)	45,110

Investing activities
Expenditures on mining interests:
Fekola Mine	(30,604)	(17,128)	(64,717)	(53,537)
Masbate Mine	(4,725)	(12,096)	(20,689)	(33,493)
Otjikoto Mine	(9,949)	(11,747)	(34,452)	(41,379)
Gramalote Project	(1,245)	(1,563)	(3,047)	(6,040)
Other exploration and development (Note 15)	(11,022)	(11,135)	(30,206)	(37,230)
Other	(21)	808	381	738
Cash used by investing activities of continuing operations	(57,566)	(52,861)	(152,730)	(170,941)
Cash used by investing activities of discontinued operations	(15,599)	(9,637)	(52,290)	(42,150)
Cash used by investing activities	(73,165)	(62,498)	(205,020)	(213,091)

Increase in cash and cash equivalents	42,246	248,356	62,999	208,742

Effect of exchange rate changes on cash and cash equivalents	(848)	(467)	(587)	(1,369)
Cash and cash equivalents, beginning of period	123,766	106,952	102,752	147,468
Less cash associated with discontinued operations, end of period	(18,751)	(4,269)	(18,751)	(4,269)
Cash and cash equivalents, end of period	$146,413	$350,572	$146,413	$350,572

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2019	As at December 31, 2018
Assets
Current
Cash and cash equivalents	$146,413	$102,752
Accounts receivable, prepaids and other	17,650	12,651
Value-added and other tax receivables	10,242	13,657
Inventories (Note 5)	204,568	233,971
Assets classified as held for sale (Note 4)	181,719	—
	560,592	363,031

Long-term investments (Note 6)	5,390	4,155
Value-added tax receivables	22,987	22,185
Mining interests (Note 7 and Note 18 - Schedules)
Owned by subsidiaries	1,933,207	2,035,097
Investments in joint ventures	75,125	72,078
Other assets (Note 8)	44,126	40,351
Deferred income taxes	—	10,907
	$2,641,427	$2,547,804
Liabilities
Current
Accounts payable and accrued liabilities	$59,662	$80,318
Current income and other taxes payable	53,964	66,904
Current portion of long-term debt (Note 9)	25,835	25,008
Current portion of prepaid sales (Note 11)	—	30,000
Current portion of mine restoration provisions	—	3,170
Other current liabilities	3,584	1,850
Liabilities associated with assets held for sale (Note 4)	90,934	—
	233,979	207,250

Long-term debt (Note 9)	340,358	454,527
Mine restoration provisions	76,318	114,051
Deferred income taxes	115,956	103,384
Employee benefits obligation	4,014	12,063
Other long-term liabilities	5,243	3,676
	775,868	894,951
Equity
Shareholders’ equity
Share capital (Note 10)
Issued: 1,025,751,636 common shares (Dec 31, 2018 – 994,621,917)	2,325,188	2,234,050
Contributed surplus	57,401	70,889
Accumulated other comprehensive loss	(144,918)	(146,153)
Deficit	(429,268)	(547,839)
	1,808,403	1,610,947
Non-controlling interests	57,156	41,906
	1,865,559	1,652,853
	$2,641,427	$2,547,804

Commitments (Note 17)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income for the period	—	—	—	—	115,968	17,460	133,428
Unrealised gain on investments (Note 6)	—	—	—	1,235	—	—	1,235
Shares issued on exercise of stock options (Note 10)	30,047	62,248	—	—	—	—	62,248
Shares issued on vesting of RSUs (Note 10)	1,083	2,895	(2,895)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	2,603	(2,210)	393
Share-based payments (Note 10)	—	—	15,402	—	—	—	15,402
Transfer to share capital on exercise of stock options	—	25,995	(25,995)	—	—	—	—

Balance at September 30, 2019	1,025,752	$2,325,188	$57,401	$(144,918)	$(429,268)	$57,156	$1,865,559

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income for the period	—	—	—	—	87,886	6,911	94,797
IFRS 9 transition adjustment on January 1, 2018	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes	—	—	—	(160)	—	—	(160)
Unrealised loss on investments (Note 6)	—	—	—	(4,341)	—	—	(4,341)
Payments received from non-controlling interests	—	—	—	—	—	434	434
Acquisition of non-controlling interest	—	—	—	—	(2,500)	—	(2,500)
Sale of non-controlling interest (Note 7)	—	—	—	—	(10,199)	57,199	47,000
Net loan receivable on sale of non-controlling interest (Note 7)	—	—	—	—	—	(45,050)	(45,050)
Interest on loan to non-controlling interest (Note 7)	—	—	—	—	—	(501)	(501)
Shares issued for mineral property interests	200	486	—	—	—	—	486
Shares issued on exercise of stock options	7,805	15,049	—	—	—	—	15,049
Shares issued on vesting of RSUs	671	1,792	(1,792)	—	—	—	—
Share-based payments (Note 10)	—	—	17,874	—	—	—	17,874
Transfer to share capital on exercise of stock options	—	6,970	(6,970)	—	—	—	—

Balance at September 30, 2018	989,609	$2,221,564	$69,151	$(144,273)	$(490,243)	$33,282	$1,689,481

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (one in Mali, one in the Philippines and one in Namibia). The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines (see Note 4). The Company also has a 48.3% joint venture interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

Other than as stated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 5, 2019.

New accounting standards adopted

IFRS 16 - Leases

IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases.

New leases accounting policy effective January 1, 2019:

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the balance sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the term of the lease or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the condensed interim consolidated balance sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the condensed interim consolidated statement of operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16.

Impact of adopting IFRS 16:

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%. The following table outlines the difference between operating lease commitments immediately preceding the date of initial application and lease liabilities recognized on the condensed interim consolidated balance sheet at application:

$

Future minimum lease payments under operating leases at December 31, 2018	8,422
Initial recognition of contracts	1,435
Commitments relating to short-term and low-value leases	(757)
Undiscounted lease payments at January 1, 2019	9,100
Effect of discounting at January 1, 2019	(1,565)
Lease liabilities arising on initial application of IFRS 16	7,535

The Company applied the following practical expedients in the adoption of IFRS 16:
•Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;
•For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;
•Excluded initial direct costs from measuring right-of-use assets at the date of initial application; and
•For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

For the three and nine months ended September 30, 2019, payments totalling $1 million and $2 million, respectively, relating to short-term leases (those with a term of 12 months or less) and $14 million and $42 million, respectively, relating to variable lease payments (including both lease and non-lease components) have been expensed in the condensed interim consolidated statement of operations, including those related to the Nicaraguan Group included as part of income from discontinued operations.

For the three and nine months ended September 30, 2019, the Company recognized depreciation expense of $1 million and $2 million, respectively, on new right-of-use assets recognized under IFRS 16 in the condensed interim consolidated statement of operations and made payments on these leases of $1 million and $2 million, respectively. The continuity of lease liabilities, including those recognized under IFRS 16, is shown in Note 9.

The expected timing of undiscounted lease payments at September 30, 2019 for leases recognized upon adoption of IFRS 16 is as follows:

September 30, 2019
$

Less than one year	2,537
One to five years	6,722
More than five years	676
9,935

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3 Significant accounting judgments and estimates

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

On July 19, 2019, the Company was informed by its joint-venture partner for the Gramalote property, AngloGold of an ongoing Colombian tax dispute. In December 2017, the Gramalote joint venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 income tax return resulting in an assessment with additional income taxes and penalty fines. This assessment is currently being appealed by the Gramalote joint venture and the outcome of this appeal cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessment are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its Mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

4 Disposal of Nicaraguan Group

On August 28, 2019, the Company entered into a Share Purchase Agreement for Calibre Mining Corp. ("Calibre") to acquire El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") for aggregate gross consideration of $100 million plus settlement of certain working capital items payable as follows:
•$50 million in cash, $40 million to be paid upon the closing of the transaction and $10 million to be paid one year from closing;
•$40 million in Calibre shares to be issued upon the closing of the transaction;
•$10 million in a 2 year convertible debenture bearing interest at 2% per annum; and
•Settlement for working capital, of which $13 million of which is payable 15 days from closing with the remainder payable one year from closing.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the Nicaraguan Group meets the definition of an asset held for sale and has been accounted for as a disposal group held for sale at September 30, 2019 and as a discontinued operation for the three and nine months ended September 30, 2019 and 2018. The results of the Nicaraguan Group, as well as restated comparative periods, have been presented as discontinued operations in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statement of Cash Flows. The following outlines the operating results of the Nicaraguan Group for the period:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
	$	$	$	$

Gold revenue	71,333	43,811	152,049	132,435

Cost of sales
Production costs	(39,717)	(33,603)	(106,390)	(95,307)
Depreciation and depletion	(3,448)	(12,381)	(17,685)	(42,852)
Royalties and production taxes	(2,520)	(1,481)	(5,496)	(4,898)
Total cost of sales	(45,685)	(47,465)	(129,571)	(143,057)

Gross profit (loss)	25,648	(3,654)	22,478	(10,622)

General and administrative	(813)	(1,237)	(3,013)	(3,570)
Share-based payments	(336)	(1,502)	(1,827)	(2,619)
Impairment of long-lived assets	—	(2,960)	—	(2,960)
(Provision for) recovery of non-recoverable input taxes	(4)	99	(173)	(1,402)
Community relations	(533)	(662)	(1,512)	(1,618)
Foreign exchange losses	(160)	(21)	(661)	(270)
Other	(293)	(714)	(410)	(1,235)
Operating income (loss)	23,509	(10,651)	14,882	(24,296)

Interest and financing expense	(248)	(269)	(872)	(756)
Other	180	(84)	83	4
Income (loss) before taxes	23,441	(11,004)	14,093	(25,048)

Current income tax, withholding and other taxes expense	(3,827)	(1,383)	(7,558)	(4,116)
Deferred income tax expense	(3,952)	(10,900)	(3,264)	(9,121)
Net income (loss) from discontinued operations	15,662	(23,287)	3,271	(38,285)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Nicaraguan Group is disclosed as assets held for sale at September 30, 2019 and as a result, Nicaraguan Group balances are presented as current assets held for sale and liabilities held for sale on the Condensed Interim Consolidated Balance Sheet. The following is a breakdown of the assets and liabilities of the Nicaraguan Group at September 30, 2019:

September 30, 2019
$

Cash and cash equivalents	18,751
Accounts receivable, prepaids and other	2,061
Value-added and other tax receivables	1,914
Inventories	32,971
Mining interests	125,409
Other assets	613
Total assets classified as held for sale	181,719

Accounts payable and accrued liabilities	14,933
Current income and other taxes payable	2,346
Current portion of long-term debt	82
Current portion of mine restoration provisions	3,600
Other current liabilities	941
Mine restoration provisions	49,440
Deferred income taxes	10,568
Employee benefits obligation	9,024
Total liabilities associated with assets held for sale	90,934
Net assets classified as held for sale	90,785

Subsequent to September 30, 2019, on October 15, 2019, the Company completed the sale of the Nicaraguan Group for estimated consideration measured at $116 million including settlement for certain working capital items. The measurement of the consideration is broken down as follows:
•$40 million payable in cash upon the closing of the transaction (paid subsequent to September 30, 2019);
•$10 million deferred consideration payable one year from closing in either cash or shares measured at $9 million after discounting using the Company's estimate of Calibre's borrowing rate of 9.75%.
•$40 million in the form of 87,986,666 shares in Calibre (valued at Cdn. $0.60 per share using a foreign exchange rate of Cdn.$1.3199 to $1) issued upon closing;
•$10 million in a 2 year convertible debenture bearing interest at 2% per annum, convertible at the option of B2Gold at a conversion price equal to Cdn. $0.75. The debenture is also convertible at the option of Calibre at a conversion price equal to Cdn. $0.81 providing the ten day volume-weighted average share price of Calbire shares is above the conversion price. In either scenario, the number of shares to be issued is adjusted based on the US$/Cdn$ exchange rate on the conversion date; and
•$19 million for the working capital settlement, $13 million due 15 business days after closing (received subsequent to September 30, 2019) and $6 million ($5 million after discounting at the estimated borrowing rate of 9,75%) payable one year from closing. The working capital payment covers local cash, the book value of accounts receivable and prepaid expenses and the fair value of in-circuit, dore and bullion inventory.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The preliminary consolidated gain on the sale of the Nicaraguan Group is estimate to be $40 million, as outlined below:

$
Proceeds from sale:
Cash consideration received on closing	40,000
Common shares of Calibre	39,997
Cash consideration one year from closing, discounted at 9.75%	9,112
Convertible debenture	10,000
Estimated working capital settlement, long-term portion discounted at 9.75%	18,073
Estimated transaction costs	(1,379)
115,803

Total assets sold	165,751
Total liabilities sold	(90,242)
Net assets sold	75,509

Preliminary gain on sale	40,294

Under the terms of the agreement, the consideration is still being finalized and could be subject to change. Upon the closing of the transaction, the Company owned approximately 30.1% of the outstanding common shares of Calibre.

5 Inventories

	September 30, 2019	December 31, 2018
	$	$

Gold and silver bullion	35,787	35,052
In-process inventory	11,009	16,345
Ore stock-pile inventory	62,211	58,546
Materials and supplies	95,561	124,028
	204,568	233,971

Ore stock-pile inventory includes amounts for the Fekola Mine of $31 million (December 31, 2018 - $37 million), for the Otjikoto Mine of $28 million (December 31, 2018 – $18 million), and for the Masbate Mine of $3 million (December 31, 2018 - $2 million).

6 Long-term investments

	September 30, 2019			December 31, 2018
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Calibre Mining Corp.	7,844	(5,423)	2,421	7,844	(6,395)	1,449
RTG Mining Inc.	13,400	(12,682)	718	13,400	(12,306)	1,094
St. Augustine Gold & Copper Ltd.	20,193	(19,163)	1,030	20,193	(19,194)	999
Libero Copper Corp.	632	586	1,218	632	(22)	610
Goldstone Resources Ltd.	20	(17)	3	20	(17)	3
Balance, end of period	42,089	(36,699)	5,390	42,089	(37,934)	4,155

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	September 30, 2019	December 31, 2018
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,247,942	1,168,491
Accumulated depreciation and depletion	(226,901)	(144,335)
	1,021,041	1,024,156
Masbate Mine, Philippines
Cost, net of impairment	710,105	681,509
Accumulated depreciation and depletion	(283,248)	(248,021)
	426,857	433,488
Otjikoto Mine, Namibia
Cost	613,470	575,127
Accumulated depreciation and depletion	(296,107)	(238,579)
	317,363	336,548
Limon Mine, Nicaragua
Cost	—	217,263
Accumulated depreciation and depletion	—	(149,541)
	—	67,722
Libertad Mine, Nicaragua
Cost, net of impairment	—	315,569
Accumulated depreciation and depletion	—	(295,715)
	—	19,854

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	75,985	73,173
Fekola Regional, Mali	24,432	21,903
Toega, Burkina Faso	21,509	19,581
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	9,184	8,273
Finland Properties, Finland	6,521	5,947
Other	17,690	13,542
	165,551	152,649
Corporate & other
Office, furniture and equipment, net	2,395	680
	1,933,207	2,035,097
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	75,125	72,078
	2,008,332	2,107,175

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Nicaraguan Group impairment

During the three months ended September 30, 2018, the Company completed its annual life-of-mine ("LoM") planning cycle. The Company determined that the previous impairment charge for El Limon Mine of $16 million ($23 million net of a deferred income tax recovery of $7 million) had been fully reversed. This resulted in an impairment reversal of $9 million ($13 million net of a $4 million deferred income tax expense) after taking into account depreciation that would have been taken on the impaired assets. In addition, the Company determined that La Libertad Mine had been further impaired as a result of delays in permitting the Jabali Antenna Open Pit. As a result, a $16 million impairment charge was recorded in the statement of operations. As the sale of the Nicaraguan Group was considered held for sale at September 30, 2019 (see Note 4) these amounts have been included within the results of discountinued operations for the three and nine months ended September 30, 2018.

Mocoa

During the nine months ended September 30, 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income.

Fekola

During the three months ended September 30, 2018, the Company transferred ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). This Priority Dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola intercompany loans, including funds advanced for mine construction plus interest have been repaid to B2Gold in full.

The State of Mali's purchase of the additional 10% participating interest did not result in a change in control and, accordingly, the Company accounted for this transaction within equity in accordance with IFRS 10, Consolidated financial statements.

8 Other assets

	September 30, 2019	December 31, 2018
	$	$

Low-grade stockpile	22,972	18,237
Debt service reserve accounts (Note 9)	11,515	13,736
Reclamation deposits	5,588	2,485
Loan receivable, including accrued interest	3,255	5,053
Other	796	840
	44,126	40,351

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9 Long-term debt

	September 30, 2019	December 31, 2018
	$	$
Revolving credit facility:
Principal amount	300,000	400,000
Less: unamortized transaction costs	(8,286)	(4,178)
	291,714	395,822
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	45,619	57,242
Masbate equipment loan facility (net of unamortized transaction costs)	11,657	13,071
Otjikoto equipment loan facility (net of unamortized transaction costs)	7,028	10,816
Lease liabilities	10,175	2,186
Nicaraguan equipment loans	—	398
	74,479	83,713

	366,193	479,535
Less: current portion	(25,835)	(25,008)
	340,358	454,527

The changes in debt balances during the nine months ended September 30, 2019 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Nicaraguan equipment loans	Total
	$	$	$	$	$

Balance at December 31, 2018	395,822	81,129	2,186	398	479,535
Adoption of IFRS 16 (Note 2)	—	—	7,535	—	7,535
Drawdowns	—	3,463	—	—	3,463
Lease liabilities incurred	—	—	2,219	—	2,219
Debt repayments	(100,000)	(18,233)	(2,143)	(316)	(120,692)
Foreign exchange gains	—	(2,503)	(34)	—	(2,537)
Deferred transaction costs incurred	(5,574)	—	—	—	(5,574)
Non-cash interest and financing expense	1,466	448	412	—	2,326
Reclassification to liabilities associated with assets held for sale	—	—	—	(82)	(82)
Balance at September 30, 2019	291,714	64,304	10,175	—	366,193

Less current portion	—	(22,786)	(3,049)	—	(25,835)
	291,714	41,518	7,126	—	340,358

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The revised RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the revised RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2019, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2019, the Company had drawn down $300 million under the $600 million revised RCF, leaving an undrawn and available balance of $300 million.

Fekola equipment loan facility

During the nine months ended September 30, 2019, the Company drew down the final Euro $2 million ($2 million equivalent) under the facility. The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2019, the balance in the DSRA was Euro 8 million ($9 million equivalent).

Otjikoto equipment loan facility

The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2019, the balance in the DSRA was $2 million.

Masbate equipment loan facility

During the nine months ended September 30, 2019, the Company drew down the final $1 million under the facility.

10 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2019, the Company had 1,025,751,636 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

For the three and nine months ended September 30, 2019, share-based payments expense relating to the vesting of stock options, was $1 million and $8 million, respectively, (2018 - $6 million and $11 million, respectively) net of $0 million and $1 million, respectively, (2018 - $1 million and $2 million, respectively) capitalized to mining interests and $1 million and $2 million, respectively, (2018 - $2 million and $3 million, respectively) included in the results of discontinued operations (Note 4).

For the three and nine months ended September 30, 2019, the Company issued 15 million and 30 million shares, respectively, for proceeds of $35 million and $62 million, respectively, upon the exercise of stock options.

During the three and nine months ended September 30, 2019, 1 million and 2 million options, respectively, were granted. As at September 30, 2019, 38 million stock options were outstanding.

A summary of changes to stock options outstanding:

	Number of outstanding options ('000's)	Weighted-average exercise price (in Cdn. $)

Outstanding at December 31, 2018	67,632	2.96
Granted	1,590	3.68
Exercised	(30,691)	2.74
Forfeited or expired	(730)	3.42
Outstanding at September 30, 2019	37,801	3.15

For the three and nine months ended September 30, 2019, share-based payments expense, relating to the vesting of restricted share units ("RSUs"), was $1 million and $4 million, respectively, (2018 - $1 million and $2 million, respectively).

During the three and nine months ended September 30, 2019, 0 million and 3 million RSUs, respectively, were granted to employees of the Company. As at September 30, 2019, 4 million RSUs were outstanding.

During the three and nine months ended September 30, 2019, 10,000 and 337,000 deferred share units ("DSUs") were issued, respectively, to Directors of the Company. As at September 30, 2019, 853,000 DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of net income from continuing operations and diluted net income from continuing operations attributable to shareholders of the Company for the period:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Net income from continuing operations	$49,921	$39,323	$130,157	$133,082
Non-controlling interests	(9,814)	(5,438)	(17,460)	(6,911)
Net income from continuing operations (attributable to shareholders of the Company)	$40,107	$33,885	$112,697	$126,171
Dilutive impact of unrealized gain on fair value of convertible notes	—	—	—	(10,651)
Diluted net income from continuing operations (attributable to shareholders of the Company)	$40,107	$33,885	$112,697	$115,520
The following is the calculation of diluted net income attributable to shareholders of the Company for the period:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Net income for the period (attributable to shareholders of the Company)	$55,769	$10,598	$115,968	$87,886
Dilutive impact of unrealized gain on fair value of convertible notes	—	—	—	(10,651)
Diluted net income (attributable to shareholders of the Company)	$55,769	$10,598	$115,968	$77,235

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Basic weighted average number of common shares outstanding (in thousands)	1,019,307	988,795	1,009,753	985,226

Effect of dilutive securities:
Convertible notes	—	—	—	65,798
Stock options	11,013	10,194	8,181	12,417
Restricted share units	981	358	672	460
Diluted weighted average number of common shares outstanding (in thousands)	1,031,301	999,347	1,018,606	1,063,901

The following is the basic and diluted earnings per share from continuing operations:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.04	$0.03	$0.11	$0.13
Diluted	$0.04	$0.03	$0.11	$0.11

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the basic and diluted earnings per share:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Earnings per share (attributable to shareholders of the Company)
Basic	$0.05	$0.01	$0.11	$0.09
Diluted	$0.05	$0.01	$0.11	$0.07

11 Prepaid Sales

During the nine months ended September 30, 2019, the Company delivered 25,282 ounces into contracts valued at $30 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Condensed Interim Consolidated Statement of Operations during the period.

As at September 30, 2019, Company had delivered into all of its Prepaid Sales contracts and had no contracts outstanding.

12 Derivative Financial instruments

Fuel derivatives

During the nine months ended September 30, 2019, the Company entered into additional forward contracts for the purchase of 24,852,000 litres of gas oil and additional collar contracts for 37,374,000 litres of fuel oil and 12,878,000 litres of gas oil with settlements scheduled between August 2019 and October 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at September 30, 2019:

	2019	2020	2021	Total
Forward – fuel oil:
Litres (thousands)	7,878	16,438	—	24,316
Average strike price	$0.32	$0.33	$—	$0.33

Forward – gas oil:
Litres (thousands)	9,915	21,908	1,717	33,540
Average strike price	$0.47	$0.49	$0.49	$0.48

Forward – diesel:
Litres (thousand)	539	1,599	—	2,138
Average strike price	$0.53	$0.57	$—	$0.56

Collars - fuel oil:
Litres (thousand)	3,922	19,783	11,055	34,760
Average ceiling price	$0.29	$0.26	$0.26	$0.26
Average floor price	$0.42	$0.39	$0.39	$0.39

Collars - gas oil:
Litres (thousand)	—	6,439	6,439	12,878
Average ceiling price	$—	$0.40	$0.40	$0.40
Average floor price	$—	$0.57	$0.57	$0.57
The unrealized fair value of these contracts at September 30, 2019 was $(4) million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Interest Rate Swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at September 30, 2019 was $(2) million.

13 Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2019, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2019		As at December 31, 2018
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 6)	5,390	—	4,155	—
Fuel derivative contracts (Note 12)	—	(3,510)	—	(1,837)
Interest rate swaps (Note 12)	—	(1,755)	—	740

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
	$	$	$	$

Income from continuing operations before taxes	104,286	72,167	245,313	245,574
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	28,157	19,485	66,235	66,305

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	7,615	2	10,133	8,443
Non-deductible expenditures	5,461	9,817	19,212	22,267
Losses for which no tax benefit has been recorded	5,089	3,911	12,372	4,896
Benefit of optional tax deductions	(3,280)	(4,097)	(9,034)	(9,129)
Withholding tax	1,328	2,153	5,040	6,148
Change due to foreign exchange	10,154	1,367	12,521	12,138
Amounts (over) under provided in prior years	(159)	144	(1,323)	255
Changes in estimates of deferred tax assets	—	62	—	1,169
Income tax expense	54,365	32,844	115,156	112,492

Current income tax, withholding and other taxes	34,681	25,065	84,373	85,064
Deferred income tax expense	19,684	7,779	30,783	27,428
Income tax expense	54,365	32,844	115,156	112,492

Included in current income tax expense for the three and nine months ended September 30, 2019 is $5 million and $14 million, respectively, (2018 - $4 million and $14 million, respectively) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
	$	$	$	$

Depreciation and depletion	65,977	69,736	183,589	188,986
Delivery into prepaid sales (Note 11)	—	(15,000)	(30,000)	(45,000)
Interest and financing expense	6,363	6,568	19,607	20,914
Unrealized loss (gain) on fair value of convertible notes	—	1,441	—	(10,651)
Share-based payments (Note 10)	3,414	7,920	13,450	13,763
Unrealized loss (gain) on derivative instruments	4,999	(2,269)	4,168	(8,269)
Impairment of long-lived assets (Note 7)	—	—	—	18,186
Provision for (recovery of) non-recoverable input taxes	185	(1,459)	(370)	(1,068)
Deferred income tax expense (Note 14)	19,684	7,779	30,783	27,428
Write-down of mineral property interests	972	499	2,324	499
Other	(365)	882	(3,032)	(228)
	101,229	76,097	220,519	204,560

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
	$	$	$	$

Accounts receivable and prepaids	(3,073)	2,548	(10,897)	1,927
Value-added and other tax receivables	685	3,082	(1,886)	5,176
Inventories	(7,128)	1,718	(9,817)	(33,197)
Accounts payable and accrued liabilities	(1,745)	(2,561)	(9,911)	(7,869)
Current income and other taxes payable	(2,772)	12,457	(12,261)	50,020
	(14,033)	17,244	(44,772)	16,057

Other exploration and development:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
	$	$	$	$

Fekola Mine, exploration	(2,580)	(5,091)	(10,890)	(12,131)
Masbate Mine, exploration	(1,030)	(1,253)	(3,095)	(3,470)
Otjikoto Mine, exploration	(803)	(314)	(1,667)	(1,311)
Fekola Regional, exploration	(1,134)	(652)	(2,082)	(5,854)
Toega Project, exploration	(815)	(1,419)	(1,968)	(6,357)
Kiaka Project, exploration	(622)	(301)	(2,544)	(1,625)
Ondundu Project, exploration	(174)	(553)	(911)	(1,505)
Finland Properties, exploration	(296)	(651)	(574)	(1,905)
Other	(3,568)	(901)	(6,475)	(3,072)
	(11,022)	(11,135)	(30,206)	(37,230)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
	$	$	$	$

Interest on loan to non-controlling interest	877	501	2,603	501
Share-based payments, capitalized to mineral property interests	210	1,055	1,152	1,561
Change in current liabilities relating to mineral property expenditures	(308)	(5,176)	(354)	(15,526)
Foreign exchange gain on Fekola equipment loan facility	2,086	401	2,503	2,537

For the three and nine ended September 30, 2019, the Company paid $19 million and $71 million, respectively, of income taxes in cash (2018 - $4 million and $23 million, respectively).

16 Segmented Information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Masbate, Otjikoto, Libertad, and Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	161,523	76,068	73,192	32,628	38,705	—	—	(71,333)	310,783
Intersegment gold revenue	—	—	—	—	—	—	—	—	—
Production costs	39,253	30,126	21,147	14,520	25,197	—	—	(39,717)	90,526
Depreciation & depletion	29,056	11,992	24,929	2,339	1,109	—	249	(3,448)	66,226
Net income (loss)	45,254	20,810	8,490	7,792	7,925	(2,208)	(22,480)	—	65,583
Capital expenditures	33,184	5,755	10,752	12,704	2,763	7,990	92	—	73,240
Total assets	1,179,707	521,285	439,096	114,879	66,140	244,612	75,708	—	2,641,427

	For the three months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Project	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	151,628	78,756	50,246	2,245	25,980	—	15,000	(43,811)	280,044
Intersegment gold revenue	—	—	—	13,424	2,162	—	(15,586)	—	—
Production costs	46,321	33,119	20,126	12,685	20,918	—	—	(33,603)	99,566
Depreciation & depletion	33,198	16,239	20,299	3,994	8,387	—	64	(12,381)	69,800
Net income (loss)	37,393	18,376	(1,254)	(1,657)	(21,567)	29	(15,284)	—	16,036
Capital expenditures	22,219	13,349	12,061	5,842	3,674	6,231	6	—	63,382
Total assets	1,196,565	504,980	430,452	82,810	89,964	226,539	316,285	—	2,847,595

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	453,297	223,364	168,258	43,877	75,231	—	30,000	(152,049)	841,978
Intersegment gold revenue	—	—	—	16,532	16,409	—	(32,941)	—	—
Production costs	124,877	92,773	61,026	35,353	71,037	—	—	(106,390)	278,676
Depreciation & depletion	87,069	39,087	57,433	10,730	6,955	—	728	(17,685)	184,317
Net income (loss)	116,731	57,932	16,048	1,251	2,192	(3,900)	(56,826)	—	133,428
Capital expenditures	75,607	23,784	36,119	32,279	19,564	18,074	309	—	205,736
Total assets	1,179,707	521,285	439,096	114,879	66,140	244,612	75,708	—	2,641,427

	For the nine months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	444,810	221,750	158,491	10,559	72,339	—	45,000	(132,435)	820,514
Intersegment gold revenue	—	—	—	42,259	7,278	—	(49,537)	—	—
Production costs	110,407	92,699	64,994	36,733	58,574	—	—	(95,307)	268,100
Depreciation & depletion	91,687	41,247	56,052	18,687	24,165	—	191	(42,852)	189,177
Net income (loss)	122,961	53,572	4,177	(7,851)	(30,181)	(19,264)	(28,617)	—	94,797
Capital expenditures	65,668	36,963	42,690	22,843	16,447	26,788	54	—	211,453
Total assets	1,196,565	504,980	430,452	82,810	89,964	226,539	316,285	—	2,847,595

The Company’s mining interests are located in the following geographical locations:

	September 30, 2019	December 31, 2018
	$	$
Mining interests
Mali	1,050,947	1,051,327
Philippines	426,857	433,488
Namibia	326,877	345,417
Burkina Faso	103,518	98,867
Colombia	85,355	82,308
Finland	6,521	5,947
Canada	2,395	680
Nicaragua	—	87,576
Other	5,862	1,565
	2,008,332	2,107,175

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Commitments

As at September 30, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $42 million for mobile equipment ($4 million of which is expected to be incurred in 2019 and $38 million of which is expected to be incurred in 2020), $11 million for the plant expansion ($2 million of which is expected to be incurred in 2019 and $9 million of which will be incurred in 2020), $1 million related to fleet management systems (all of which is expected to be incurred in 2019), $1 million related to the power plant (all of which is expected to be incurred in 2020), and $1 million related to the solar plant (all of which is expected to be incurred in 2020).
•For payments of $1 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2019.
•For payments of $1 million for fleet management systems at the Otjikoto Mine, all of which is expected to be incurred in 2019.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the nine months ended September 30, 2019
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation					Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass	Balance at Sept. 30, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals / write-offs	Reclass	Balance at Sept. 30, 2019	Balance at Sept. 30, 2019	Balance at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	79,637	(186)	—	1,247,942	(144,335)	(82,736)	170	—	(226,901)	1,021,041	1,024,156
Masbate	681,509	36,031	(7,435)	—	710,105	(248,021)	(39,491)	4,264	—	(283,248)	426,857	433,488
Otjikoto	575,127	39,065	(722)	—	613,470	(238,579)	(58,151)	623	—	(296,107)	317,363	336,548
Limon	217,263	33,857	(118)	(251,002)	—	(149,541)	(10,608)	45	160,104	—	—	67,722
Libertad	315,569	19,896	—	(335,465)	—	(295,715)	(5,712)	—	301,427	—	—	19,854
	2,957,959	208,486	(8,461)	(586,467)	2,571,517	(1,076,191)	(196,698)	5,102	461,531	(806,256)	1,765,261	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	2,812	—	—	75,985	—	—	—	—	—	75,985	73,173
Fekola Regional	21,903	2,529	—	—	24,432	—	—	—	—	—	24,432	21,903
Toega	19,581	1,928	—	—	21,509	—	—	—	—	—	21,509	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	—	10,230	10,230
Ondundu	8,273	911	—	—	9,184	—	—	—	—	—	9,184	8,273
Finland	5,947	574	—	—	6,521	—	—	—	—	—	6,521	5,947
Other	13,542	6,945	(2,324)	(473)	17,690	—	—	—	—	—	17,690	13,542
	152,649	15,699	(2,324)	(473)	165,551	—	—	—	—	—	165,551	152,649

Corporate
Office, furniture & equipment	2,518	2,443	—	—	4,961	(1,838)	(728)	—	—	(2,566)	2,395	680

	3,113,126	226,628	(10,785)	(586,940)	2,742,029	(1,078,029)	(197,426)	5,102	461,531	(808,822)	1,933,207	2,035,097

Investments in joint ventures (accounted for using the equity method)
Gramalote	72,078	3,047	—	—	75,125	—	—	—	—	—	75,125	72,078

	3,185,204	229,675	(10,785)	(586,940)	2,817,154	(1,078,029)	(197,426)	5,102	461,531	(808,822)	2,008,332	2,107,175

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the year ended December 31, 2018
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals / write-offs / impairments	Reclass	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2018	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	71,767	(325)	2,265	1,168,491	(35,477)	(108,895)	37	(144,335)	1,024,156	1,059,307
Masbate	625,722	56,598	(811)	—	681,509	(193,925)	(54,907)	811	(248,021)	433,488	431,797
Otjikoto	527,069	52,386	(4,328)	—	575,127	(163,153)	(76,608)	1,182	(238,579)	336,548	363,916
Libertad	335,651	31,544	(51,626)	—	315,569	(263,838)	(32,501)	624	(295,715)	19,854	71,813
Limon	173,358	30,836	13,069	—	217,263	(127,740)	(22,124)	323	(149,541)	67,722	45,618
	2,756,584	243,131	(44,021)	2,265	2,957,959	(784,133)	(295,035)	2,977	(1,076,191)	1,881,768	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	2,697	—	487	73,173	—	—	—	—	73,173	69,989
Fekola Regional	17,211	4,692	—	—	21,903	—	—	—	—	21,903	17,211
Toega	10,603	8,978	—	—	19,581	—	—	—	—	19,581	10,603
Mocoa Royalty	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Ondundu	5,246	3,027	—	—	8,273	—	—	—	—	8,273	5,246
Finland	2,991	2,956	—	—	5,947	—	—	—	—	5,947	2,991
Other	15,890	5,779	(7,640)	(487)	13,542	—	—	—	—	13,542	15,890
	150,971	28,136	(25,826)	(632)	152,649	—	—	—	—	152,649	150,971

Corporate
Office, furniture & equipment	2,264	254	—	—	2,518	(1,553)	(285)	—	(1,838)	680	711

	2,909,819	271,521	(69,847)	1,633	3,113,126	(785,686)	(295,320)	2,977	(1,078,029)	2,035,097	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	6,248	—	—	72,078	—	—	—	—	72,078	65,830

	2,975,649	277,769	(69,847)	1,633	3,185,204	(785,686)	(295,320)	2,977	(1,078,029)	2,107,175	2,189,963